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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              IMO INDUSTRIES INC.
                           (NAME OF SUBJECT COMPANY)

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                              IMO INDUSTRIES INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   452540107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 THOMAS J. BIRD
                           EXECUTIVE VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                              IMO INDUSTRIES INC.
                                1009 LENOX DRIVE
                               BUILDING FOUR WEST
                      LAWRENCEVILLE, NEW JERSEY 08648-0550
                                 (609) 896-7600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

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                                WITH A COPY TO:

                                RONALD F. DAITZ
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000
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     This Statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 2, 1997 (the "Schedule 14D-9") relating to the tender offer (the "Offer") by UD Delaware Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a corporation organized under the laws of Canada ("UDI"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 2, 1997, to purchase all of the outstanding shares (the "Shares") of Common Stock, par value $1.00 per share, of Imo Industries Inc., a Delaware corporation (the "Company"), including the associated right to purchase shares of the Company's Series B Junior Participating Preferred Stock, par value $1.00 (the "Rights"), at a purchase price of $6.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 1997, and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the
Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     On July 25, 1997, the Board withdrew its recommendation that the Company's stockholders accept the Offer. See Item 7, the contents of which are incorporated herein by reference. See the attached press release for information regarding withdrawal of Shares previously tendered to Purchaser in the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     On July 25, 1997, the Company terminated the Agreement and Plan of Merger, dated as of June 26, 1997 (the "Merger Agreement"), with UDI and Purchaser in order to enter into an agreement with II Acquisition Corp. ("Acquisition Corp.") that resulted from an unsolicited offer received in the late afternoon of the prior day. On July 25, 1997, following such termination, the Company and Acquisition Corp. entered into a definitive share purchase agreement (the "Acquisition Agreement") pursuant to which Acquisition Corp. will commence, on or prior to July 31, 1997, a cash tender offer to purchase all of the Shares, including the Rights, at a purchase price of $7.05 per Share, net to the seller in cash. A copy of the press release issued by the Company on July 25, 1997 announcing the execution of the Acquisition Agreement and the termination of the Merger Agreement is filed herewith as Exhibit A and is incorporated herein by reference. Pursuant to the Acquisition Agreement, Acquisition Corp. will file on or prior to July 31, 1997 a Tender Offer Statement on Schedule 14D-1 with the Securities and Exchange Commission which will describe, among other things, the terms and conditions of the Acquisition Agreement. The Company thereafter will file with the Securities and Exchange Commission and send to its stockholders a new Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer by Acquisition Corp.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A  Press Release issued on July 25, 1997
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IMO INDUSTRIES INC.

                                          By: /s/ DONALD K. FARRAR

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                                          Donald K. Farrar
                                          Chairman, President and Chief
                                          Executive Officer
Dated: July 25, 1997
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                                 EXHIBIT INDEX

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
 EXHIBIT                        DESCRIPTION
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
Exhibit A         Press Release issued on July 25, 1997
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